CUNA Brokerage Services, Inc.

(SEC I.D. No. 8-30027)

Financial Statements and Supplemental Schedules as of and for the Year Ended December 31, 2023 and Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30027

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CUNA Brokerage Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2000 Heritage Way
(No. and Street)

Waverly (City) IA (State) 50677 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kacey Helt (Name) 608-665-6027 (Area Code – Telephone Number) kacey.helt@trustage.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

111 S Wacker Dr (Address) Chicago (City) IL (State) 60606 (Zip Code)

10/20/2003 (Date of Registration with PCAOB)(if applicable) 34 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Jenny Brock, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CUNA Brokerage Services, Inc. (the "Company"), as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Jenny Brock

Title: Principal Financial Officer

Nancy Warner

Notary Public Nancy Warner, Notary Exp. 1/22/2025

NANCY WARNER NOTARY PUBLIC STATE OF WISCONSIN

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☒ (d) Statement of cash flows.
☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☒ (g) Notes to consolidated financial statements.
☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12,as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable*

Deloitte.

Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
CUNA Brokerage Services, Inc.
Waverly, Iowa

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CUNA Brokerage Services, Inc. (the "Company"), a wholly-owned subsidiary of CUNA Mutual Investment Corporation, which is ultimately wholly-owned by CUNA Mutual Holding Company, as of December 31, 2023, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 1 to the financial statements, the results of the Company may not be indicative of those of a stand-alone entity, as the Company is a member of a controlled group of affiliated companies. Our opinion is not modified with respect to this matter.

Report on Supplemental Schedules

The accompanying supplemental schedules of Computation of Net Capital For Broker Dealers Pursuant to Rule 15c3-1, Computation of Reserve Requirements For Broker Dealers Pursuant to Rule 15c3-3, and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (collectively "the supplemental schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

April 5, 2024

We have served as the Company's auditor since 2004.

CUNA Brokerage Services, Inc.
Statement of Financial Condition
December 31, 2023
($ in 000s, except for per share amounts)

Assets

Cash and cash equivalents	$	18,691
Debt securities, at fair value		63,070
Accrued investment income		587
Receivable for commissions		6,538
Receivables - other		186
Federal income taxes recoverable from affiliate		840
Deferred tax asset		1,784
Other assets		6,906
Total assets	$	98,602

Liabilities and Stockholder's Equity

Liabilities

Accounts payable to affiliates	$	26,993
Commissions and accounts payable - other		4,909
State income taxes payable to affiliate		45
Other liabilities		11,999
Total liabilities	$	43,946

Stockholder's equity

Common stock--no par value;		
2,000 shares authorized with a $300 stated value; 765 issued and outstanding		230
Additional paid in capital		176,064
Accumulated deficit		(121,638)
Total stockholder's equity	$	54,656
Total liabilities and stockholder's equity	$	98,602

See accompanying notes to financial statements.

CUNA Brokerage Services, Inc.
Statement of Income (Loss)
Year Ended December 31, 2023
($ in 000s)

Revenues		
Commissions - unaffiliated	$	116,920
Commissions - affiliated		35,117
Fees		43,537
Wholesaling commissions		23
Total commissions and fees		195,597
Net investment income		3,097
Net realized and unrealized investment gains		1,728
Other		3,427
Total revenues		203,849
Expenses		
Commissions, compensation and benefits		219,819
Administrative expenses		30,628
Clearing transaction fees		1,554
Total expenses		252,001
(Loss) before income taxes		(48,152)
Income tax (benefit)		(10,014)
Net (loss)	$	(38,138)

See accompanying notes to financial statements.

CUNA Brokerage Services, Inc.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2023
($ in 000s)

	Common Stock Shares	Common Stock Amount	Additional Paid in Capital	Accumulated (Deficit)	Total Stockholder's Equity
Balance at January 1, 2023	765	$ 230	$ 131,064	$ (83,500)	$ 47,794
Net (loss)	-	-	-	(38,138)	(38,138)
Capital contribution from parent	-	-	45,000	-	45,000
Balance at December 31, 2023	765	$ 230	$ 176,064	$ (121,638)	$ 54,656

See accompanying notes to financial statements.

CUNA Brokerage Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2023

($ in 000s)

Cash flows from operating activities:		
Net (loss)	$	(38,138)
Adjustments to reconcile net (loss) to net cash		
used in operating activities:		
Net realized and unrealized investment gains		(1,728)
Amortization and accretion of bond premium and discount		(210)
Expense for uncollectible advance commissions receivables		(326)
Deferred income taxes		(537)
Changes in assets and liabilities:		
Debt securities		(21,516)
Accrued investment income		(231)
Receivable for commissions		545
Deposits with clearing organizations		105
Receivables - other		5,271
Other assets		1,419
Federal income taxes recoverable from affiliate		4,396
Accounts payable to affiliates		18
Commissions and accounts payable - other		128
State income taxes payable to affiliate		(37)
Other liabilities		(3,229)
Net cash used in operating activities		(54,070)
Cash flows from investing activities:		
Affiliate note receivable - loaned to affiliate		(28,000)
Affiliate note receivable - repayments from affiliate		28,000
Net cash used in investing activities		-
Cash flows from financing activities:		
Capital contribution from parent		45,000
Net cash provided by financing activities		45,000
Net decrease in cash and cash equivalents		(9,070)
Cash and cash equivalents, beginning of year		27,761
Cash and cash equivalents, end of year	$	18,691
Supplemental disclosure of cash and non-cash information:		
Net cash received from affiliate for income taxes	$	13,902

See accompanying notes to financial statements.

Note 1: Organization and Description of Business

CUNA Brokerage Services, Inc. ("CBSI" or the "Company") is a wholly-owned subsidiary of CUNA Mutual Investment Corporation ("CMIC"), which is a holding company wholly-owned by CMFG Life Insurance Company ("CMFG Life"). CMFG Life is a life insurance company organized under the laws of Iowa for the primary purpose of serving the insurance needs of credit unions and consumers. The Company's ultimate parent is CUNA Mutual Holding Company ("CMHC"), a mutual insurance holding company organized under the laws of Iowa.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934. The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company has triparty agreements with LPL Financial ("LPL") and certain credit unions; through these agreements, CBSI provides relationship management and marketing support to the credit unions (to attract new and existing members), as well as registered representative development and experience support. The registered representatives distribute mutual funds, unit investment trusts, fixed, variable and indexed annuities, life insurance policies, individual bonds and stocks, other investments and financial planning services (including managed account programs) to the credit union members. The Company also acts as a paymaster, providing administration and processing of commission and reimbursement payments and fees to credit unions and registered representatives.

The registered representatives are licensed and supervised by LPL, with many of these representatives being employed by CMFG Life or the credit unions. LPL acts as the introducing and clearing broker and asset custodian. As such, LPL collects the gross commissions, and pays a portion of the revenues to CBSI, pursuant to the triparty agreements and related Company responsibilities outlined above.

As of December 31, 2023, CBSI is a limited broker-dealer, whereby the Company cannot and does not accept customer orders or hold customer funds or investments.

As discussed in Note 7, CMFG Life and its affiliates provide certain services required in the conduct of the Company's operations. While the Company believes that these transactions were at reasonable terms, the results of the Company's operations may have materially differed from the results reflected in the accompanying financial statements if the Company did not have these relationships.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation - The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include the valuation of debt securities, receivables for renewal and trailing commissions, other assets, commissions payables, other liabilities and other revenue. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents include unrestricted deposits in financial institutions and money market mutual funds. Money market mutual funds are stated at their net asset value as of the measurement date, which approximates fair value.

($ in 000s)

Debt Securities - Investments in debt securities are classified as proprietary trading securities and are carried at fair value. Unrealized gains (losses) from changes in fair value and realized gains (losses) from the sale of debt securities are recorded within the statement of income (loss).

Receivables for Commissions - Receivables primarily represent an estimate of trailing commissions due to the Company from LPL, based on a percentage of the customers' assets under management. Receivables for commissions also include commissions due for the sale of financial products.

Other Assets - Other assets primarily represent advance commissions paid to advisors that are to be repaid by various dates through December 31, 2027. An allowance for this advance commission balance of $1,462 has been recorded as of December 31, 2023. Other assets also include advance payments related to agreements with various credit unions to exchange up-front payments for marketing and administrative support of the triparty agreements referenced in Note 1. The advance payments are amortized over the life of the agreements, which typically range from two to five years; the amortization is recognized within administrative expenses in the statement of income (loss). Other assets also includes general prepaid fees and expenses.

Commissions and Accounts Payable – Other - Commissions and accounts payable mainly consist of amounts due to representatives and credit union reimbursements. Commissions payable represent amounts due to the sales representatives in connection with estimated trailing commissions and sales. Credit union reimbursements are amounts due to credit unions for certain expenses that arise due to the production of new and renewal business. These expenses are paid both by the Company directly and through its affiliates, including CMFG Life, whereby the Company records an amount within commissions and accounts payable to affiliates. These costs are recorded as an obligation at the time the corresponding revenue is recognized. The credit union reimbursements are based on a percentage of sales (for upfront commissions) or the customers' assets under management (for renewal and trailing commissions and fee income). As of December 31, 2023, the amount payable for credit union reimbursements was $3,732.

Other Liabilities - Other liabilities primarily includes deferred revenue associated with the transition assistance payment ("TAP") that LPL agreed to pay CBSI, in part to cover certain costs associated with the transition to LPL, as well as generate future revenue. The balance of the TAP is being amortized to revenue on a straight-line basis over the ten-year term of the agreement (which began in May 2022) as CBSI performs its related obligations. This deferred revenue is $11,034 as of December 31, 2023 and is reported as other liabilities on the statement of financial condition. The Company recognized $1,315 of other income related to the amortization of the TAP in 2023.

Commissions – Affiliated and Unaffiliated – The Company has a single performance obligation to provide marketing support and relationship management services, as stated in Note 1. CBSI earns revenue, which is paid by LPL, for providing these services; the revenue is based on commissions charged by LPL to the end customers (purchasers of investments, annuities and other products). This revenue consists of up-front sales commissions, trailing commissions, as well as commission on annuities related to marketing the proprietary annuity products of CMFG Life and Members Life Insurance Company ("MLIC"), both affiliates of CBSI.

($ in 000s)

Upfront commissions are based on a percentage of the amount purchased and are recognized as revenue on the trade date and collected when the trades are settled. When applicable, an estimate of chargebacks is accrued. Renewal and trailing commissions are generally earned based on a percentage of the customers' assets under management. The Company has concluded the estimate of these future commissions is constrained because the amount may vary significantly based on customer behavior and the value of the underlying investments, among other factors. Therefore, renewal and trailing commission revenue is recorded when the account values become fixed and determinable and is generally collected on a monthly or quarterly basis in arrears. For the year ended December 31, 2023, up-front and renewal affiliated commission income was $30,514 and $4,603, respectively, and is included within commissions - affiliated on the statement of income (loss). For the year ended December 31, 2023, up-front and renewal unaffiliated commission income was $75,951 and $40,969, respectively, and is included within commissions - unaffiliated on the statement of income (loss).

Fees - Each of the fees discussed in this section are included in fee income on the statement of income (loss).

Fee revenue consists of managed account program fees and advisory fees.

The Company has a single performance obligation for advisory fees which is to provide marketing support and relationship management services, as stated in Note 1. The advisory fee revenue is based on a percentage of assets under management and recognized when the service is provided and the account values become fixed and determinable. Fees are typically collected on a monthly or quarterly basis in arrears.

Managed account program fees (earned from LPL) are based on a percentage of assets under management. The Company has concluded that the estimate of these fees is constrained because the amount may vary significantly based on customer behavior and the value of the underlying investments, among other factors. The fees are collected as earned and recorded when the account values become fixed and determinable.

Net Investment Income - Primarily includes interest earned on debt securities, money market mutual funds and interest income from money loaned to affiliates. Interest income is recognized on an accrual basis.

Net Realized and Unrealized Investment Gains - Primarily includes unrealized holding gains and losses of debt securities. Realized gains and losses on the sale of investments are determined on a specific identification basis and are recorded on the trade date.

Other Revenue – Primarily includes amortized revenue recognized from the TAP (as noted above).

Commissions, Compensation and Benefits - Commissions, compensation and benefits includes the cost of the affiliated and unaffiliated sales representatives (including credit union and league partners) who distribute and market mutual fund and insurance products (some of which are products of CMFG Life and MLIC). Commissions expense also includes bad debt expense for advance commissions paid to advisors of $326 for the year ended December 31, 2023.

Clearing Transaction Fees - Customer securities transactions are executed and cleared by an independent clearing agent (LPL) on a fully disclosed basis. Applicable clearing agent fees, pursuant to the triparty agreements and strategic agreement with LPL, are recognized as an expense when incurred.

Income Taxes - The Company recognizes deferred taxes for the tax consequences of differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured by applying the enacted tax rates to the difference between the financial statement and tax basis of assets and liabilities. The Company records a valuation allowance for deferred tax assets if it determines it is more likely than not that the asset will not be realized.

($ in 000s)

For federal income taxes, the Company records current tax benefits and deferred tax assets utilizing a benefits-for-loss approach. Under this approach, current benefits are realized and deferred tax assets are considered realizable by the Company when realized or realizable by the consolidated group of which the Company is a member, even if the benefits would not be realized on a stand-alone basis. The Company records a valuation allowance for federal deferred tax assets if it determines it is more likely than not that the asset will not be realized by the consolidated group. For state income taxes, current benefits are realized and deferred tax assets are considered realizable by the Company when realized or realizable as determined on a stand-alone basis.

Segment Reporting - The Company operates as one reportable business segment. This one reportable business segment sells proprietary and brokered insurance and investment products. This determination was based on the manner in which management uses financial information to evaluate business performance and because the Company's customer base is substantially the same for all products.

Accounting Standards Updates Pending Adoption

Accounting Standards Update ("ASU") No. 2023-07, Improvements to Reportable Segment Disclosures ("ASU 2023-07")

This guidance is effective for fiscal years beginning after December 15, 2023, and it is to be adopted retrospectively to all periods presented in a public business entity's financial statements. The Company plans to adopt the guidance for year-end financial statement reporting, as of December 31, 2024.

This guidance requires disclosure of the significant expense categories and amounts by reportable segment that are regularly provided to the chief operating decision maker and included in the reported measures of a segment's profit or loss. CBSI is currently assessing the reporting implications related to this new guidance for its single reportable segment.

Note 3: Investments

Debt Securities

The amortized cost and estimated fair values of debt securities at December 31, 2023 are as follows:

	Amortized Cost	Estimated Fair Value
Domestic corporate securities	$ 45,986	$ 44,439
U.S. government and agencies	9,971	10,214
Foreign corporate securities	8,340	8,417
Total debt securities	$ 64,297	$ 63,070

($ in 000s)

The amortized cost and estimated fair values of investments in debt securities at December 31, 2023, by contractual maturity, are as follows:

	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 12,986	$ 12,908
Due after one year through five years	29,438	29,469
Due after five years through ten years	21,873	20,693
Total debt securities	$ 64,297	$ 63,070

Net Investment Income

Sources of net investment income for the year ended December 31, 2023 are as follows:

	2023
Gross investment income	
Debt securities	$ 1,678
Cash and cash equivalents	1,129
Interest income - affiliated	399
Total gross investment income	3,206
Investment expenses	109
Net investment income	$ 3,097

Note 4: Fair Value

The Company uses fair value measurements to record the fair value of certain assets.

Valuation Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value of assets into three broad levels. The Company has categorized its financial instruments, based on the degree of subjectivity inherent in the valuation technique, as follows:

- Level 1: Inputs are directly observable and represent quoted prices for identical assets in active markets the Company has the ability to access at the measurement date.

- Level 2: All significant inputs are observable, either directly or indirectly, other than quoted prices included in Level 1, for the asset. This includes: (i) quoted prices for similar instruments in active markets, (ii) quoted prices for identical or similar instruments in markets that are not active, (iii) inputs other than quoted prices that are observable for the instruments and (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

- Level 3: One or more significant inputs are unobservable and reflect the Company's estimates of the assumptions that market participants would use in pricing the asset, including assumptions about risk.

For purposes of determining the fair value of the Company's assets, observable inputs are those inputs used by market participants in valuing financial instruments, which are developed based on market data obtained from independent sources. The Company uses prices and inputs that are current as of the measurement date. In some instances, valuation inputs used to measure fair value fall into different levels of the fair value hierarchy. The category level in the fair value hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The hierarchy requires the use of market observable information when available for measuring fair value. The availability of observable inputs varies by investment.

Valuation Process

The Company is responsible for the determination of fair value and the supporting assumptions and methodologies. The Company gains assurance on the overall reasonableness and consistent application of valuation methodologies and inputs and compliance with accounting standards through the execution of various processes and controls designed to provide assurance that the Company's assets are appropriately valued.

The Company has policies and guidelines that require the establishment of valuation methodologies and consistent application of such methodologies. These policies and guidelines govern the use of inputs and price source hierarchies and provide controls around the valuation processes. These controls include appropriate review and analysis of prices against market activity or indicators of reasonableness, approval of price source changes, price overrides, methodology changes and classification of fair value hierarchy levels. The valuation policies and guidelines are reviewed and updated as appropriate.

Transfers Between Levels

There were no transfers between levels during the year ended December 31, 2023.

($ in 000s)

Fair Value Measurement – Recurring Basis

The following table summarizes the Company's assets that are measured at fair value on a recurring basis as of December 31, 2023.

Assets, at Fair Value	Level 1	Level 2	Level 3	Total
Cash equivalents[1]	$ 18,681	$ -	$ -	$ 18,681
Debt securities				
Domestic corporate securities	-	44,439	-	44,439
U.S. government and agencies	-	10,214	-	10,214
Foreign corporate securities	-	8,417	-	8,417
Total debt securities	-	63,070	-	63,070
Total assets, at fair value	$ 18,681	$ 63,070	$ -	$ 81,751

[1]Excludes cash of $10 that is not subject to fair value accounting.

Fair Value Measurements for Financial Instruments Not Reported at Fair Value

The carrying amounts for accrued investment income and certain receivables and payables approximate their fair values due to their short-term nature and have been excluded from the fair value tables above.

Determination of Fair Values

The Company determines the estimated fair value of its assets using primarily the market approach and the income approach. The use of quoted prices and matrix pricing and similar techniques are examples of market approaches, while the use of discounted cash flow methodologies is an example of the income approach.

A summary of valuation techniques for classes of financial assets by fair value hierarchy level is as follows:

Level 1 Measurements

Cash equivalents: Consists of money market mutual funds; valuation is based on the closing price at December 31, 2023.

Level 2 Measurements

Domestic corporate securities: Valued based on observable inputs such as the U.S. Treasury yield curve, market indicated spreads by security rating and quoted prices for identical assets in markets that are not active and/or similar assets in markets that are active.

Foreign corporate securities: Valued based on observable inputs such as the applicable, country-specific market yield curve, market indicated spreads by security rating and quoted prices for identical assets in markets that are not active and/or similar assets in markets that are active.

($ in 000s)

Note 5: Income Tax

The Company is included in the consolidated federal income tax return filed by CMHC, the Company's ultimate parent. The Company has entered into a tax sharing agreement with CMHC and its subsidiaries. The agreement provides for the allocation of tax expense based on each subsidiary's contribution to the consolidated federal income tax liability. Pursuant to the agreement, subsidiaries that have incurred losses are reimbursed regardless of the utilization of the loss in the current year.

Income tax (benefit) for the year ended December 31, 2023 is as follows:

		2023
Current tax expense (benefit):		
Federal	$	(9,504)
State		27
Total current income tax (benefit)		(9,477)
Deferred income tax expense (benefit):		
Federal		(537)
Total deferred income tax expense (benefit)		(537)
Income tax (benefit)	$	(10,014)

Income tax (benefit) differs from the amount computed by applying the U.S. federal corporate income tax rate to (loss) before income taxes for the year ended December 31, 2023 due to the items listed in the following reconciliation:

		2023
Tax expense (benefit) computed at federal corporate tax rate		(10,112)
Meals and entertainment		2
Penalties		52
State income taxes (net of federal benefit)		22
Federal income tax related to prior years		22
Income tax (benefit)	$	(10,014)

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes.

($ in 000s)

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2023 are as follows:

		2023
Deferred tax assets		
State loss carryforwards	$	7,424
Deferred income		2,883
Investments		215
General expense accrual		100
Legal Reserve		80
Gross deferred tax assets		10,702
Less: Valuation allowance for state deferred tax assets		(7,848)
Net deferred tax assets		2,854
Deferred tax liabilities		
Prepaid expenses		1,070
Gross deferred tax liabilities		1,070
Deferred tax asset	$	1,784

As of December 31, 2023, the Company recorded a valuation allowance of $7,848 against its net state deferred tax assets including deferred tax assets related to state net operating loss carryforwards. Under the benefits-for-loss approach, a valuation allowance has not been recorded against the Company's federal deferred tax assets as they are expected to be realized by the consolidated group. The valuation allowance increased $2,295 in 2023 primarily due to additional state operating losses incurred.

As of December 31, 2023, the Company had state operating loss carryforwards of $122,234 with a related tax benefit of $7,424. These carryforwards expire in various years through 2043. The Company did not have any federal capital loss, operating loss or credit carryforwards.

The Company has determined that no material uncertain tax positions exist as of December 31, 2023. As a result, the Company has not recorded any liabilities for unrecognized tax benefits as of December 31, 2023. Management does not anticipate a material change to the Company's uncertain tax positions during 2024.

It is the Company's policy to recognize accrued interest and penalties related to uncertain tax benefits in income taxes.

For the major jurisdictions where it operates, the Company is generally no longer subject to income tax examination by tax authorities for years ended before 2020.

($ in 000s)

Note 6: Net Capital Requirements

The Company, as a registered broker-dealer in securities, is subject to the SEC Uniform Net Capital Rule (“Rule 15c3-1”), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, as those terms are defined in Rule 15c3-1. At December 31, 2023, the Company had net capital under Rule 15c3-1 of $40,138 which was $37,208 in excess of its required net capital of $2,930 and the Company's ratio of aggregate indebtedness to net capital, as defined, was 1.09 to 1.00.

Note 7: Related Party Transactions

CMFG Life provides services to the Company as defined in an expense sharing agreement and charges the Company for the cost of such services. The agreement covers expenses related to sales and marketing, administrative, operations and other support and infrastructure costs. CMFG Life pays commissions and compensation expenses on behalf of the Company, for which the Company reimburses CMFG Life. Total expenses related to the Company for services provided by CMFG Life for the year ended December 31, 2023 were reported as follows on the accompanying statement of income (loss).

		2023
Commissions, compensation and benefits	$	216,314
Administrative expenses		24,904
Total related-party expenses	$	241,218

Related party balances are generally settled monthly.

Commissions, compensation and benefits, which are paid by CMFG Life on behalf of CBSI in accordance with the expense sharing agreement, includes compensation expense and benefits and other related expenses.

Accounts receivable from affiliate are netted against commissions and accounts payable to affiliates when a right of offset exists.

Commission income related to brokering proprietary products of CMFG Life and MLIC is received from LPL (rather than from CMFG Life and MLIC directly) and is included within commissions – affiliated on the statement of income (loss) and was $7,971 and $27,146, respectively, for the year ended December 31, 2023.

The Company hires MEMBERS Capital Advisors, Inc. (“MCA”) a subsidiary of CMIC, as its investment advisor; MCA is utilized to invest the Company’s invested assets. The Company recorded MCA investment management fees totaling $109 in 2023 related to MCA’s management of the Company’s investments; these fees are netted within net investment income on the statement of income (loss).

The Company has an agreement with CMFG Life whereby the Company loans funds to CMFG Life to enable CMFG Life to efficiently manage cash and liquidity and for the Company to earn investment income. There was no balance outstanding at December 31, 2023. The Company earned $399 from CMFG Life for the year ended December 31, 2023, which was included in net investment income.

Note 8: Commitments and Contingencies

Financial Instruments with Off-Balance Sheet Credit Risk - As discussed in Note 1, *Organization and Description of Business*, as a limited services broker, the Company, as of December 31, 2023, does not accept customer orders and has an arrangement whereby LPL clears the orders on a fully disclosed basis. As a result, the Company does not hold customer funds or securities.

Regulatory Matters - In the normal course of business, the Company may discuss matters raised during routine examinations or other inquiries with its regulators. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's financial statements. However, the Company is unable to predict the outcome of these matters.

Pending Litigation - The Company is a defendant in various legal actions arising out of the conduct of its business. In the opinion of management, the ultimate liability, if any, resulting from all such pending actions will not materially affect the financial condition, results of operations or cash flows of the Company.

Note 9: Subsequent Events

The Company evaluated subsequent events through April 5, 2024, the date the financial statements were issued. There were no subsequent events that require adjustment to or disclosure in the accompanying financial statements.

SUPPLEMENTAL SCHEDULES

CUNA Brokerage Services, Inc.

Supplemental Schedule of Computation of Net Capital

For Brokers and Dealers Pursuant to Rule 15c3-1

Under the Securities Exchange Act of 1934

December 31, 2023

($ in 000s)

Stockholder's equity	$	54,656
Deductions:		
Nonallowable assets		11,161
Haircut on securities		3,357
Net capital		40,138
Amounts included in total liabilities which represent aggregate indebtedness:		
Accounts payable to affiliates		26,993
Commissions and accounts payable - other		4,909
State income taxes payable to affiliate		45
Other liabilities		11,999
Total aggregate indebtedness		43,946
Capital requirement:		
Minimum requirement (greater of $5 or 6-2/3% of aggregate indebtedness)		2,930
Net capital in excess of requirement	$	37,208
Ratio of aggregate indebtedness to net capital		1.09

There is no material difference between the net capital reported above and that reported in the Company's amended Part IIA (Unaudited) FOCUS Report filed on April 4, 2024.

CUNA Brokerage Services, Inc.

Supplemental Schedule of Computation of Reserve Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
Under the Securities Exchange Act of 1934
Year Ended December 31, 2023

The Company does not claim an exemption under paragraph (k) of 17 C. F.R. § 240.15c3-3 but also does not trigger a requirement because the Company is not an introducing broker or dealer and is never in possession or control of customer cash or securities.

The Company is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, without exception.

CUNA Brokerage Services, Inc.

Supplemental Schedule of Information Relating to the Possession or
Control Requirements Under Rule 15c3-3
Under the Securities Exchange Act of 1934
Year Ended December 31, 2023

The Company does not carry customer accounts or otherwise hold customer funds. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, as the Company limits its business activities to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer (LPL) or its agent and not to the Company.